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Exhibit 12

HEWLETT-PACKARD COMPANY AND SUBSIDIARIES
Statements of Computation of Ratio of Earnings to Fixed Charges(1)

	Three months ended January 31, 2011	Fiscal years ended October 31
		2010	2009	2008	2007	2006
	In millions, except ratios
Earnings:
Earnings before taxes	$3,297	$10,974	$9,415	$10,473	$9,177	$7,191
Adjustments:
Non-controlling interests in the income of subsidiaries with fixed charges	13	108	74	17	19	8
Undistributed loss (earnings) of equity method investees	5	12	2	—	9	(8)
Fixed charges	234	868	1,098	1,147	995	746

	$3,549	$11,962	$10,589	$11,637	$10,200	$7,937

Fixed charges:
Total interest expense, including interest expense on borrowings, amortization of debt discount and premium on all indebtedness and other	$123	$417	$585	$467	$531	$336
Interest included in rent	111	451	513	680	464	410

Total fixed charges	$234	$868	$1,098	$1,147	$995	$746

Ratio of earnings to fixed charges	15.2x	13.8x	9.6x	10.1x	10.3x	10.6x

(1)
HP computed the ratio of earnings to fixed charges by dividing earnings (earnings before cumulative effect of change in accounting principle and taxes, adjusted for fixed charges, non-controlling interests in the income of subsidiaries with fixed charges and undistributed earnings or loss of equity method investees) by fixed charges for the periods indicated. Fixed charges include (i) interest expense on borrowings and amortization of debt discount or premium on all indebtedness and other, and (ii) a reasonable approximation of the interest factor deemed to be included in rental expense.

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  Exhibit 12
HEWLETT-PACKARD COMPANY AND SUBSIDIARIES Statements of Computation of Ratio of Earnings to Fixed Charges(1)